Exhibit 99.1

China Gerui Advanced Materials Group Receives Nasdaq Notice of
Noncompliance with Listing Rules

ZHENGZHOU, China – November 20, 2015 – China Gerui Advanced Materials Group Limited (NASDAQ: CHOP) ("China Gerui," or the "Company"), a leading high-precision, cold-rolled strip steel producer in China, today announced that on November 16, 2015, it received a written notice from the Listing Qualifications department of the Nasdaq Stock Market (“Nasdaq Staff”) indicating that the Company is not in compliance with the Nasdaq Stock Market’s (“Nasdaq”) filing requirements set forth in Listing Rule 5250(c)(1) (the “Rule”) because it had not filed its Form 20-F for the fiscal year ended December 31, 2014 (the “Annual Report”) during the grace period granted by Nasdaq Staff, which ended on November 11, 2015.

Unless the Company requests an appeal of this determination to a Hearings Panel, trading of the Company’s Ordinary Shares will be suspended from The Nasdaq Global Select Market at the opening of business on November 25, 2015, and a Form 25-NSE will be filed with the Securities and Exchange Commission (the “SEC”), which will remove the Company’s securities from listing and registration on The Nasdaq Stock Market.

The Company currently does not plan to appeal the Nasdaq’s Staff’s determination.  As a result, following the suspension of trading on Nasdaq, the Company’s ordinary shares are expected to be quoted on the OTC Markets – OTC Pink Tier . No assurance, however, can be made that trading in the Company’s ordinary shares on the OTC Markets will commence or be maintained.

About China Gerui Advanced Materials Group Limited

China Gerui Advanced Materials Group Limited is a leading niche and high value-added steel processing company in China. The Company produces high-end, high-precision, ultra-thin, high- strength, cold-rolled steel products that are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise. China Gerui's products are not standardized commodity products. Instead, they are tailored to customers' requirements and subsequently incorporated into products manufactured for various applications. The Company sells its products primarily to domestic Chinese customers in a diverse range of industries, including the food packaging, telecommunication, electrical appliance, and construction materials industries. For more information, please visit http://www.geruigroup.com.

Safe Harbor Statement

Certain of the statements made in this press release are "forward-looking statements" within the meaning and protections of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as "may," "will," "anticipate," "assume," "should," "indicate," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "point to," "project," "could," "intend," "target" and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2013and otherwise in our SEC reports and filings. Such reports are available upon request from the Company, or from the SEC, including through the SEC's Internet website athttp://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

Company Contact:
Email: investors@geruigroup.com
Website:  www.geruigroup.com